Kenongwo Group US, Ltd.	Yangjia Group, Xiaobu Town Yuanzhou District, Yichun City Jiangxi Province, China 336000

August 14, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael Fay
Brian Cascio
Jordan Nimitz
Margaret Schwartz

Kenongwo Group US, Inc.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 23, 2023

File No. 333-239929

Dear Sir or Madam:

Kenongwo Group US, Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jianjun Zhong, Chief Executive Officer of the Company, dated April 6, 2023 (the “SEC Letter”). The Company is filing an Amendment Number 2 to its Form 10-K/A (the “Amendment”) in response to the SEC Letter. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 1 to Form 10-K filed March 23, 2023

Item 1. Business, page 1

1. We note your response to our prior comment 2. On page 2 you state: “The legal and operational risks associated with being based in or having the majority of the Company’s operations in China could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Please revise to make clear whether these risks could result in a material change in your operations.

We have revised the applicable disclosure to clarify the risks.

2. We note your revisions in response to our prior comment 3 and the disclosure related to the HFCAA and the PCAOB on page 4. We also note that your auditor is headquartered in Singapore. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

We have revised the disclosure accordingly.

3. We note your response to our prior comment 4 and reissue in part. We note your statement that “[b]ecause [y]our funds are used for the development of domestic enterprises, there is no foreign exchange restriction for the time being.” Despite the inapplicability of such restrictions at the moment, please revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities and any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company. Additionally, we note your statement on page 3: “We rely primarily on dividends paid by the WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. We have made no such distributions to date....” Please revise to clarify whether you have received dividends from your WFOE to date. To the extent you have, please revise to quantify any dividends or distributions that the subsidiary has made to you and its tax consequences. Finally, include summary risk factor disclosure about transferring cash outside of the PRC.

We have revised the Amendment to clarify that we have not received dividends from our WFOE and included an applicable summary risk factor.

4. We note your revisions in response to our prior comment 5 and reissue in part. We note your statement that “The Material PRC Company has obtained all material Governmental Authorizations necessary for its business operations and such Governmental Authorizations are in full force and effect and all required Governmental Authorizations have been duly obtained.” Please disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. We also note your statements that you are not subject to the pre-approval requirements of CAC or CSRC. Please revise to disclose how you determined that you are not subject to pre-approval requirements of CSRC. If you relied on the advice of counsel in making these determinations, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Also, if true, disclose that your determination is based on a risk-based analysis and include a related risk factor disclosure. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please note that (ii) and (iii) must be disclosed regardless of whether or not you currently hold permissions or approvals.

[PLEASE ADVISE ABOUT AUTHORIZATIONS]

We have included disclosure in the Amendment regarding the Governmental Authorizations we have received, and why we believe we do not need other pre-approvals. We have also added a risk factor regarding the consequences of this changing.

Enforceability of Civil Liabilities, page 7

5. We note your revisions in response to our prior comment 10. Please revise to explicitly address the investor’s ability to enforce judgements obtained in U.S. courts in an appropriate foreign court and the investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. Federal securities laws, as required by Item 101(g)(1)(iii) and(iv) of Regulation S-K, as required by Item 1 of Form 10-K.

We have expanded upon the issues of enforcing civil liabilities.

Item 1A. Risk Factors, page 17

6. We note your revisions in response to our prior comment 6 and reissue in part. Please revise to acknowledge the risk that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

We have added disclosure to the Amendment acknowledging the risks of changes in Chinese regulations.

7. We note your revisions in response to our prior comment 7 and reissue in part. Please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please also ensure that you have included separate risk factors that address these risks, as we do not see a risk factor with the heading “Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your [sic] ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” in your current filing.

We have added to and expanded our risk factors related to oversight from the Chinese government.

8. We note your revisions in response to our prior comment 9 and reissue in part. We note your statement that you and your PRC subsidiaries are not required to go through cybersecurity review by the Cyberspace Administration of China (“CAC”). Please note even if you believe you or your subsidiaries are not subject to CAC oversight, you still must provide disclosure addressing how oversight may impact your business and your securities if you or your subsidiaries become subject to CAC oversight. Further, please explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CAC. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.

We have added disclosure regarding the CAC’s potential impact.

General

9. We note your response to our prior comment number 11 and your statement on page 3, where you state hat certain documents show “that governments at all levels support the industry in which the company operates.” We also note your statement on page 5: “The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China.” Please either remove these statements or revise so as to not suggest that your risks operating as a China-based issuer are somehow mitigated.

We have removed all mitigating language from the Amendment.

10. Please revise the statements that indicate this is a prospectus and an offering is taking place. For example, on page 2 you mention registering securities for sale and on page 7 you mention an offering and use of proceeds. Finally, please revise to clarify the meaning of your statement on page 5 that “[a]s of the date of this prospectus, we do not have any PRC subsidiaries.”

We have removed all language related to an offering or a prospectus, as that was included in error.

11. We note that the CSRC recently adopted trial measures that impose certain filing requirements for direct and indirect overseas offerings. Please disclose whether the trial measures will apply to you with respect to offerings you may conduct, discuss the requirements of the trial measures and the risks to investors of noncompliance.

We have added such disclosure.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jianjun Zhong
Jianjun Zhong

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